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Follow-Up Materials

08003339

PROCESSED
JUN 26 2008 SA
THOMSON REUTERS

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-00002 FISCAL YEAR:

(03/94)

ADB

Asian Development Bank

Board of Directors

08300002

SEC Mail Processing Section

JAN 14 2008

Washington, DC 107

FOR OFFICIAL USE ONLY

R223-07
20 November 2007

Condensed Quarterly Financial Statements

1. Attached for the consideration of the Board are Management's Discussion and Analysis and Condensed Quarterly Financial Statements as of 30 September 2007.

2. In the absence of any request for discussion and in the absence of a sufficient number of abstentions or objections (which should be communicated to The Secretary by the close of business on 11 December 2007), the Condensed Quarterly Financial Statements will be deemed to have been approved, to be so recorded in the minutes of a subsequent meeting of the Board. Any notified abstentions or objections will also be recorded in the minutes.

For Inquiries: H. S. Jung, Controller's Department
(Ext. 4540)
R. Budiman, Controller's Department
(Ext. 4553)

ADB

Management's Discussion & Analysis
and
Condensed Quarterly Financial Statements

30 September 2007
(Unaudited)

Asian Development Bank

CONTENTS

30 September 2007

Regional Cooperation and Integration Fund (RCIF)

Management's Discussion and Analysis

1. Overview

The Asian Development Bank (ADB) is an international development finance institution whose vision is an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources. Such funding resources are ADB's ordinary capital resources (OCR) and Special Funds resources to fund operations solely under ADB's administration; and various trust funds, which are externally funded and administered by ADB on behalf of donors. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis. The Charter requires that each funding resource be kept separate from the others.

2. Ordinary capital resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations. Borrowed funds, together with equity, are used to fund OCR lending and investment activities as well as other general operations.

2.1. Basis of financial reporting

Statutory reporting. ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. ADB complies with Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments (collectively referred to as "FAS 133"), including FAS 155 (Accounting for Certain Hybrid Financial Instruments, an amendment to FAS 133 and 140). FAS 133 allows hedge accounting only if certain qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. Compliance with hedge accounting will impose undue constraints on future borrowings, loans, and hedge programs and will likely detract ADB's efforts to effectively and efficiently minimize the funding costs for its borrowing member countries. Accordingly, ADB elects not to adopt hedge accounting and reports all derivative instruments on the balance sheet at fair value while recognizing changes in the fair value of derivative instruments for the year as part of net income.

In 2006, ADB early adopted the provisions of FAS 155, which allow fair value measurement for hybrid financial instruments that contain embedded features that would otherwise be required to be treated as a separate derivative instrument (bifurcated) in the reported financial statements under FAS 133. ADB holds a small portion of hybrid financial instruments in its borrowing portfolio.

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2006. ADB undertakes no obligation to update any forward-looking statements made in such documents.

Supplemental Reporting. ADB manages its balance sheet by selectively using derivatives to mitigate the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and overall portfolios and to reduce borrowing costs. As certain financial instruments (including all derivatives, structured borrowings, and certain investments) are recorded at their fair value while loans, remaining borrowings, and remaining investments are recorded at carrying value, applying FAS 133 does not fully reflect the overall economic value of ADB's financial position. Therefore, to better reflect ADB's financial position and risk management, two supplemental financial statements are included: current value and pre-FAS 133. Applications of consistent approach on these statements allow better analysis for management information and decision making.

Table 1 presents selected financial data on three bases: statutory basis, pre-FAS 133 basis, and current value basis.

Table 1: Selected Financial Data
In million of U.S. dollars except ratio

	Statutory Basis		
	30 September 2007	30 September 2006	31 December 2006
Net Income	476	365	570
Return on Earning Assets	1.74%	1.42%	1.50%
Return on Loans	5.06%	4.91%	4.98%
Return on Investments	4.65%	4.03%	4.18%
Cost of Borrowings	4.73%	4.65%	4.81%
Equity-to-Loan Ratio	48.44%	50.85%	47.51%
	Pre-FAS 133 Basis		
	30 September 2007	30 September 2006	31 December 2006
Net Income	531	493	706
Return on Earning Assets	1.62%	1.76%	1.86%
Return on Loans	5.13%	4.89%	4.94%
Return on Investments	4.66%	4.20%	4.27%
Cost of Borrowings	4.65%	4.21%	4.31%
Equity-to-Loan Ratio	46.68%	51.02%	47.72%
	Current Value Basis		
	30 September 2007	30 September 2006	31 December 2006
Net Income	850	556	544
Return on Earning Assets	2.33%	1.84%	1.31%
Return on Loans	5.14%	3.64%	2.58%
Return on Investments	6.65%	4.90%	5.48%
Cost of Borrowings	4.30%	3.44%	3.51%
Equity-to-Loan Ratio	49.36%	51.39%	47.90%

Note: Returns/cost of borrowings are based on annualized income/expenses and average assets/liabilities.

2.2. Discussion and analysis of current value

The Condensed Current Value Balance Sheets in Table 2 present ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration the changes in market environment. Table 3 shows the Condensed Current Value Income Statements reconciled from the statutory basis for the nine months ended 30 September 2007. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flow streams and applying the appropriate interest and exchange rates. The current value results may differ from the actual net realizable value in the event of liquidation. The reversal of the FAS 133 effects removes its impact, as these effects are part of the current value adjustments. Table 4 provides further details and analyses of the current value adjustments.

Table 2: Condensed Current Value Balance Sheets at 30 September 2007 and 31 December 2006
In thousands of U.S. dollars

	30 September 2007					31 December 2006
	Statutory Basis	Reversal of FAS 133	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	133,222	-	133,222	-	133,222	205,418
Investments and accrued income	15,573,921	-	15,573,921	-	15,573,921	12,891,140
Securities transferred under securities lending arrangement	4,278,242	-	4,278,242	-	4,278,242	1,922,901
Securities purchased under resale arrangement	346,060	-	346,060	-	346,060	432,963
Loans outstanding and accrued interest	28,740,618	(560)	28,740,058	580,054	29,320,112	27,176,109
Provision for loan losses and unamortized net loan origination costs	21,276	-	21,276	-	21,276	(14,324)
Equity investment	786,355	-	786,355	-	786,355	655,819
Receivable from members	176,662	-	176,662	(65,410)	111,252	108,822
Receivable from swaps						
Borrowings	18,661,002	977,114	19,638,116	(977,114)	18,661,002	12,986,831
Others	520,004	32,017	552,021	(32,017)	520,004	655,151
Other assets	778,080	-	778,080	-	778,080	480,870
TOTAL	**70,015,442**	**1,008,571**	**71,024,013**	**(494,487)**	**70,529,526**	**57,501,700**
Borrowings and accrued interest	32,914,092	543,803	33,457,895	(782,841)	32,675,054	27,972,473
Payable for swaps						
Borrowings	17,432,575	284,177	17,716,752	(284,177)	17,432,575	12,502,403
Others	543,225	41,569	584,794	(41,569)	543,225	655,461
Payable under securities lending arrangement	4,326,904	-	4,326,904	-	4,326,904	1,954,409
Accounts payable and other liabilities	916,511	-	916,511	-	916,511	683,814
Total Liabilities	**56,133,307**	**869,549**	**57,002,856**	**(1,108,587)**	**55,894,269**	**43,768,560**
Paid-in capital	3,789,155	-	3,789,155	-	3,789,155	3,652,800
Net notional maintenance of value receivable	(652,989)	-	(652,989)	-	(652,989)	(672,899)
Ordinary reserve	9,255,924	(2,500)	9,253,424	399,622	9,653,046	9,555,260
Special reserve	201,493	-	201,493	-	201,493	197,799
Loan loss reserve	182,100	-	182,100	-	182,100	130,100
Surplus	616,300	-	616,300	-	616,300	330,117
Cumulative revaluation adjustments account	(110,960)	110,960	-	-	-	-
Net income[1] — 30 September 2007	472,112	55,088	527,200	318,952	846,152	539,963
Accumulated other comprehensive income	129,000	(24,526)	104,474	(104,474)	-	-
Total Equity	**13,882,135**	**139,022**	**14,021,157**	**614,100**	**14,635,257**	**13,733,140**
TOTAL	**70,015,442**	**1,008,571**	**71,024,013**	**(494,487)**	**70,529,526**	**57,501,700**

[1] Net income after appropriation of guarantee fees to Special Reserve

Table 3: Condensed Current Value Income Statements for the Nine-Month Periods Ended 30 September 2007 and 2006
In thousands of U.S. dollars

	30 September 2007					30 September 2006
	Statutory Basis	Reversal of FAS-133 Effects	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
REVENUE						
From loans	1,062,331	-	1,062,331	-	1,062,331	892,402
From investments	500,855	-	500,855	-	500,855	401,936
From guarantees	3,695	-	3,695	-	3,695	3,177
From other sources - net	74,660	-	74,660	-	74,660	32,863
Total Revenue	**1,641,541**	**-**	**1,641,541**	**-**	**1,641,541**	**1,330,378**
EXPENSES						
Borrowings and related expenses	1,017,451	-	1,017,451	-	1,017,451	801,379
Administrative expenses	100,519	-	100,519	-	100,519	108,436
Technical assistance to member countries	(512)	-	(512)	-	(512)	(739)
Provision for losses	(427)	-	(427)	427	-	-
Other expenses	2,681	-	2,681	-	2,681	2,328
Total Expenses	**1,119,712**	**-**	**1,119,712**	**427**	**1,120,139**	**911,404**
Net realized gains	9,057	-	9,057	-	9,057	68,815
Net unrealized (losses) gains	(55,079)	55,088 [a]	9	-	9	(11)
Current value adjustments[b]	-	-	-	318,952	318,952	62,795
Provision for losses	-	-	-	427	427	5,513
NET INCOME	**475,807**	**55,088**	**530,895**	**318,952**	**849,847**	**556,086**

[a] FAS 133 adjustments are reversed as the current value adjustments incorporate the effect of net unrealized losses on derivatives, as required by FAS 133.
[b] Current value adjustments include the effect of FAS 133 adjustments.

Table 4: Summary of Current Value Adjustments
In thousands of U.S. Dollars

	Balance Sheet Effects as of 30 September 2007					Income Statement Effects Year to Date	
	Loans After Swaps	Investments	Borrowings After Swaps	Other Assets	Less Prior Year Effects[a]	30 September 2007	30 September 2006
Total Current Value Adjustments on Balance Sheet	565,177	24,430	89,904	(65,410)	(532,290)	81,811	(40,125)
Unrealized gains on investments[b]						127,889 [c]	89,333
Accumulated Translation Adjustments						109,252 [d]	13,587
Total Current Value Adjustments						**318,952**	**62,795**

[a] Prior Year Effects include cumulative current value adjustments on all financial instruments made in the prior years.
[b] Relates to unrealized gains on investments and equity investments classified as available for sale.
[c] Included in Other Comprehensive Income under statutory basis.
[d] Relates to the translation adjustments for the period and current translation effects from FAS 133 reversals.

Current Value Balance Sheets

Loans and related swaps. Most loans are made to or guaranteed by ADB members. ADB does not sell its loans believing that there is no comparable market for them. The current value of loans incorporates management's best estimate of expected cash flows including interest. Estimated cash flows from principal repayments and interest are discounted by the applicable yield curves, which incorporates ADB's funding cost plus lending spread.

The current value also includes ADB's appropriate credit risk assessment for impaired loans. To recognize the inherent risks in these and other potential overdue payments, the value of the loans is adjusted through loan loss provisioning. ADB has never suffered a loss on sovereign loans except opportunity losses resulting from the difference between payments for interest and charges not in accordance with the loans' contractual terms.

The positive current value adjustment of $565.2 million indicates that the average interest on loans on an after swap basis are higher than ADB would currently originate on similar loans.

Investments and related swaps. Under both the statutory and current value bases, investment securities and related derivatives are reported at fair values based on market quotations when available. Otherwise, the current value is calculated using market-based valuation models incorporating observable market data. The net positive adjustment of $24.4 million resulted from unrealized gains on investment related swaps due to decline in USD interest rates.

Equity investments. Under both statutory and current value bases, equity investments are reported (i) at fair value when market values are readily determinable, (ii) by applying equity method for investments in limited partnership and certain limited liability companies, or where ADB has the ability to exercise significant influence, or (iii) at cost less permanent impairment, if any, which represents a fair approximation of the current value.

Receivable from members. These consist of unrestricted and maybe restricted promissory notes. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after swaps. The current value of these liabilities includes the current value of the borrowings and their associated financial derivative instruments. The current value of these liabilities is calculated using market-based valuation models incorporating observable market data.

The $89.9 million favorable current value adjustments is due to the fact that the average cost of the borrowings on an after swap basis is lower than the market rate at which ADB can currently obtain new funding.

Current Value Income Statements

For the nine months ended 30 September 2007, net income was $849.8 million under the current value basis compared with pre-FAS 133 net income of $530.9 million (see *Table 3*). The difference of $318.9 million represents current value adjustments comprising of net unrealized gains of $81.8 million on all outstanding financial instruments, $127.9 million on investments classified as available for sale, and $109.2 million on favorable translation adjustments *(see Table 4).*

The $318.9 million favorable current value adjustment for the nine months ended 30 September 2007 ($62.8 million favorable – 2006) represents the change in the current value of all ADB's

financial instruments from 31 December 2006 to 30 September 2007. The adjustment reflects changes in the market environment.

2.3. Risk Bearing Capacity

In 2004, the Board of Directors approved the income planning framework that established the equity to loan ratio (ELR) as one of the key measures of ADB's risk bearing capacity. On the same date, the Board of Directors also approved the full waiver of 1% front-end fees for loans approved from 1 January 2004 to 30 September 2005 and waiver of 20 basis points lending spread on sovereign loan charges for the same period. Subsequently, the Board of Directors approved the continuation of the waivers through September 2008.

Equity-to-loan ratio. For ELR, ADB's equity capital is defined as the sum of useable paid-in capital, the ordinary reserve, the special reserve and surplus. The ELR measures the adequacy of equity capital to absorb unexpected losses in ADB's sovereign loan and guarantee portfolios and the ability to generate adequate net income to absorb loss of loan income as a result of a major nonaccrual event and at the same time match the growth in loan and guarantee portfolio. ADB has established a target ELR of 35%. At 30 September 2007, ELR was 46.68% under the pre-FAS 133 basis (47.72% - 31 December 2006).

Loan Loss Provision and Loan Loss Reserve (LLR). ADB provides LLR as part of its equity for sovereign loans and guarantees portfolio using credit risk model to estimate expected losses. In December 2006, the Board of Directors approved the application of this concept to nonsovereign credit exposures. In addition, loan loss provision for sovereign and nonsovereign loans that are impaired are set up and charged to the statement of income and expenses. Hence, both expected and unexpected losses are addressed through adequate ELR, LLR, and loan loss provisions.

2.4. Nonsovereign Operations with Public Borrowers

In September 2005, the Board of Directors approved lending without sovereign guarantee to non-private entities. Such entities include state-owned enterprises, government agencies, municipalities, and local government units. As of 30 September 2007, ADB has approved loans to state-owned enterprises without sovereign guarantee totaling $150.0 million, $75.0 million of which was approved during the period.

2.5. Capital and Resources

To ensure adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, the Board of Governors approves the allocation of OCR Surplus and previous year's allocable net income to reserves to ensure that the level is commensurate with the income planning framework. In addition, to the extent feasible, it apportions part of that allocable net income to Special Funds to support development activities in its DMCs.

In February 2003, the Board of Directors reviewed ADB's lending and borrowing limitations and approved the following policies to take effect immediately: (i) outstanding loan commitments measured by the sum of outstanding disbursed and undisbursed loans, equity investments, and guarantees[1], are limited to no more than the sum of the total subscribed capital and reserves (including surplus but excluding special reserve); (ii) gross outstanding borrowings are limited to no

---

[1] ADB's financial policies require that Political Risk Guarantee be charged against lending limitations at the nominal value of the guaranteed obligation, plus the interest that will accrue for the succeeding interest period and Partial Credit Guarantee at the present value of the guaranteed obligation.

more than the sum of callable capital from non-borrowing members, paid-in capital, and reserves (including surplus), subject to the Charter limit of 100% of callable capital.

As of 30 September 2007, ADB's lending headroom available was $18.5 billion ($18.2 billion - 31 December 2006). The increase in the headroom was principally due to a $2.4 billion net increase in outstanding loans offset by $2.7 billion increase in lending authority resulting from favorable translation adjustments, additional capital subscription, and net income for the period.

As of 30 September 2007, ADB's borrowing headroom available was $13.2 billion ($15.8 billion - 31 December 2006). The decrease in the headroom mainly resulted from $4.5 billion increase in outstanding borrowings after swaps, offset by $1.8 billion increase in borrowing authority due to favorable translation adjustments and net income for the period.

2.6. Summary of financial performance

For the nine months ended 30 September 2007, net income before unrealized losses was $530.9 million, compared with $493.3 million for the same period in 2006. The increase of $37.6 million was mainly due to the following:

- $173.9 million increase in loan income mainly due to $175.2 million net increase in interest income and other charges and $4.0 million net recovery from assignment/sale of nonsovereign loans to third parties, offset by $5.3 million decrease in premium on loan prepayments;

- $83.6 million increase in investment income resulting mainly from increase in investments portfolio and strengthening of most major currencies;

- $7.9 million reduction in administrative expenses, associated with i) $4.2 million decline in the overall administrative expenses, from $252.8 million in 2006 to $248.6 million in 2007, ii) $12.4 million increase in deferred loan origination costs related to new loans and guarantees that became effective during the period, offset by iii) $8.7 million decrease in expenses charged to ADF, caused by fewer ADF projects and a decline in ADB's total administrative expenses. The decline in ADB's overall administrative expenses mainly resulted from the $9.2 million one-time enhanced separation program expenses that was fully committed in 2006, and the $8.0 million decrease in provisions for pension and post retirement medical benefit costs, partially offset by increases in staff salaries and benefits of $7.3 million, relocation expenses of $1.9 million, business travel expenses of $1.3 million and other administrative expenses of $2.4 million; offset by

- $220.0 million increase in borrowings and related expenses due primarily to increases in the borrowing portfolio;

- $5.1 million increase in the provision for losses which was attributed to $5.5 million write back of provisions in 2006 resulting from repayments of loans that were previously provisioned. During the same period in 2007, only $0.4 million provision for losses was written back following payment of a sovereign loan in non-accrual status; and

- $3.3 million decrease in income from equity investments, primarily attributed to decrease of $44.4 million net realized gains on disposals, offset by increase of $39.5 million proportionate share in income of investee companies which are accounted for under the equity method and $1.7 million dividend income for the period.

Net unrealized losses of $55.1 million for the nine months ended 30 September 2007 ($128.7 million – 2006) incorporated unfavorable $52.4 million ($135.5 million – 2006) FAS 133 adjustments and $2.6 million (favorable $6.8 million – 2006) translation adjustments associated with debt issuances and derivatives in non-functional currencies. The FAS 133 adjustments are primarily composed of unfavorable interest rates and foreign currencies movements associated with borrowings related swaps of $54.9 million, loans related swaps of $19.0 million and FX forwards of $1.7 million, net of $24.0 million favorable adjustments related to the hybrid financial instruments and related swaps. The reduction in net unrealized losses resulted to a net income of $475.8 million for the nine months ended 30 September 2007 compared to a net income of $364.6 million for the same period last year.

The $83.1 million favorable change in FAS 133 adjustments from 2006 resulted primarily from:

- $60.6 million favorable change in the fair value of borrowings related swaps. The change was attributed primarily to the effect of a downward shift of the US dollar yield curve in the short to medium term compared to the same period last year. The shorter end of the curve indicated that interest rate would be expected to decline, while over the medium term, interest rate would be expected to gradually start climbing. At the longer end of the curve the yield is slightly above last year's. These borrowing-related swaps are generally intended to hedge fixed rate and/or foreign currencies borrowings. In a declining interest rate environment, the value of these swaps would normally increase, and vice-versa;

- $18.9 million increase in the value of investments related swaps. These asset swaps (interest and currency) are generally intended to turn long dated fixed-rate assets into US dollar floating rate-assets. The favorable increase in the value of these swaps compared to last year is due primarily to the strengthening of mainly the Euros and the Japanese yen, fueled by redemption of the hedged foreign currency fixed income investments, and their related swaps;

- $30.8 million increase in unrealized gains on hybrid financial instruments and their related swaps, due primarily to the strengthening of the Japanese yen, as well as new hybrids issuances. These hybrid instruments are sensitive to the movements of foreign currencies, especially the Japanese yen. Due to the application of FAS 155, any unrealized gains (or losses) of these hybrid instruments would be offset by any unrealized losses (or gains) on their related swaps. FAS 155 allows any financial instruments, with embedded derivatives that are qualified to be bifurcated, to be fair valued, thus capturing the economic hedging relationship between the hybrids and the swaps. However, since the majority of the debts are plain-vanilla instruments, their unrealized gains (or losses) are not captured to offset the unrealized losses (or gains) of their related swaps, which are used to economically hedge the debts against general movements of interest rates and foreign currencies. The majority of the borrowings are currently recorded at amortized costs, thus no gains or losses are recognized in the income statement (See notes B, G, and J); offset by

- $22.6 million unfavorable change in fair value of loans related swaps due primarily to a declining interest rate environment; and

- $5.2 million decline in the value of FX forwards, which were used mainly to hedge short term borrowings, mainly commercial papers, in foreign currencies.

3. Special Funds

In addition to OCR, ADB administers Special Funds consisting of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); the ADB Institute Special Fund (ADBISF); the Asian Tsunami Fund (ATF); the Pakistan Earthquake Fund (PEF); and the Regional Cooperation and Integration Fund (RCIF). In accordance with the Charter, each Fund is required to be kept separate from the others. Financial statements for each Fund are prepared in accordance with generally accepted accounting principles, except those for the ADF, which are special purpose financial statements prepared in accordance with ADF Regulations.

3.1 Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. As of 30 September 2007, the governments of 31 donor members (regional and nonregional) have contributed to the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific. As part of the eighth replenishment of ADF (ADF IX), donors agreed to provide financing in the form of grants for projects and programs of high developmental priority.

Contributed Resources. Cumulative contributions committed inclusive of discounts on contributions due to accelerated note encashments amounted to $30.2 billion as of 30 September 2007 ($28.5 billion – 31 December 2006), of which contributions available for operational commitments were $29.0 billion ($26.7 billion – 31 December 2006). The $1.2 billion contributions committed but not available ($1.8 billion – 31 December 2006) are comprised of committed contributions that were not yet due and contributions that were tied to payment of qualified contributions. The balance of commitment authority available for operations at 30 September 2007 increased to $1.8 billion ($501.1 million – 31 December 2006).

As of 30 September 2007, Instruments of Contributions from 28 donors were accepted to ADF IX, which became effective in April 2005. During the period, $721.2 million contributions which are inclusive of compensation for foregone interest were received and made available for operational commitments. These were recognized as contributed resources in 2007. In addition, $40.0 million was allocated to ADF from 2006 OCR net income.

Review of Activities. During the period, 10 ADF loans totaling $640.7 million were approved, compared with 14 approvals totaling $343.8 million for the same period last year. Disbursements for the period totaled $1,124.2 million, an increase of 37.2% from $819.5 million for the same period in 2006.

As of 30 September 2007, 28 sovereign loans to Myanmar were in arrears and in non-accrual status. The principal outstanding balance of these loans totaled to $480.2 million ($487.9 million – 31 December 2006), $202.1 million ($175.5 million – 31 December 2006) of which were overdue.

Grants are recognized in the financial statements upon effectivity, i.e. the agreements were signed and all conditions are satisfied. During the period, 11 grants totaling $148.7 million (18 grants totaling $257.6 million – 2006) became effective.

Loan Exposure. As of 30 September 2007, ADF's outstanding sovereign loan exposure was $23.3 billion. There were no outstanding nonsovereign loans.

Investment position. The ADF investment portfolio including securities purchased under resale arrangement amounted to $7.1 billion as of 30 September 2007 ($6.4 billion - 31 December 2006). About 77.9% of the portfolio was invested in bank deposits and 22.1% in floating and fixed income securities. The annualized rate of return on ADF investments was 4.6% for the nine months ended 30 September 2007 (3.9% – 2006).

3.2 Technical Assistance Special Fund

Review of activities. Technical assistance is accounted for on a commitment basis. As of 30 September 2007, total TASF resources amounted to $1,357.4 million. Of this, $1,146.8 million had been committed, leaving an uncommitted balance of $210.6 million. During the period, 73 technical assistance grants totaling $62.5 million became effective while an amount of $8.7 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance.

Contributions received for the period include $47.2 million from 22 donors as part of the third regularized replenishment of TASF which became effective in April 2005 concurrently with ADF IX. Moreover, India made a direct and voluntary contribution of Rs2.25 million ($0.05 million equivalent) during the period.

Investment position. As of 30 September 2007, TASF investment portfolio amounted to $305.5 million ($275.6 million - 31 December 2006). Revenue from investments for the nine months ended 30 September 2007 increased to $10.3 million from $8.5 million for the same period in 2006 due to increase in average volume of investments and average yield.

3.3. Japan Special Fund

Review of activities. The technical assistance grants funded by JSF continued to support ADB's overarching goal to reduce poverty. In January 2007, Japan contributed ¥3.3 billion ($27.7 million equivalent) as a regular contribution to the JSF. For the nine months period ended 30 September 2007, 36 technical assistance grants for the JSF totaling $30.1 million became effective while a total of $2.9 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance. The uncommitted balance after taking into account contributions, revenues, net TA grants, administrative and financial expenses was $139.8 million as of 30 September 2007 ($130.9 million – 31 December 2006).

Investment position. The JSF investment portfolio amounted to $219.4 million as of 30 September 2007 ($208.1 million - 31 December 2006). Investment income for the nine months period ended 30 September 2007 increased to $9.1 million from $7.7 million for the same period in 2006 due to increase in the average volume of investments and yield of time deposits.

3.3.1 Asian Currency Crisis Support Facility (ACCSF)

Review of Activities. The ACCSF was established in March 1999 for a 3-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $34.3 million as of 30 September 2007 will be retained in the ACCSF until the completion of related TA disbursements and administrative matters.

3.4. ADB Institute Special Fund (ADBISF)

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. As of 30 September 2007, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of the ADB Institute was $9.9 million.

3.5. Asian Tsunami Fund (ATF)

Review of Activities. As of 30 September 2007, total ATF resources amounted to $611.7 million, of which $575.6 million has been committed, leaving an uncommitted balance of $36.1 million. Grants for technical assistance and investment projects are accounted for on a commitment basis.

3.6. Pakistan Earthquake Fund (PEF)

Review of Activities. In March and May 2007, Belgium and Norway contributed $4.4 million and $5.0 million, respectively, by way of a debt-for-development swap where Pakistan deposited to the Fund the equivalent rupee of the cancelled debt. Two more installments of €3.3 million and $5.0 million each are expected to be made by the respective donors within the next eight months.

As of 30 September 2007, total PEF resources amounted to $126.5 million. Of this, $110.1 million has been committed, leaving an uncommitted balance of $16.4 million.

3.7. Regional Cooperation and Integration Fund (RCIF)

The RCIF was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. In May 2007, ADB contributed $40.0 million to the Fund, which was an allocation from OCR's 2006 net income.

As of 30 September 2007, total resources amounted to $40.7 million, with $0.7 million coming from investment income. Of this, $0.4 million has been committed, leaving an uncommitted balance of $40.3 million.

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 September 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

		30 September (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 133,222		$ 205,418
INVESTMENTS (Note C)		15,421,108		12,764,432
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes C and D)		4,278,242		1,922,901
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)		346,060		432,963
LOANS OUTSTANDING (Notes B, E and G) (Including FAS 133 adjustment of $560 - 30 September 2007, $643 - 31 December 2006, unamortized net loan origination costs of $36,470 - 30 September 2007, $14,015 - 31 December 2006, net of provision for loan losses of $15,194 - 30 September 2007, $28,339 - 31 December 2006)		28,376,321		26,177,406
EQUITY INVESTMENTS (Note H)		786,355		655,819
ACCRUED INCOME		538,387		394,360
RECEIVABLE FROM MEMBERS		176,662		173,667
RECEIVABLE FROM SWAPS (Notes G and J)				
Borrowings	$18,661,002		$12,986,831	
Others	520,003	19,181,005	655,151	13,641,982
OTHER ASSETS				
Property, furniture, and equipment	155,162		158,699	
Investment related receivables	434,774		188,335	
Unamortized issuance cost of borrowings	58,760		43,747	
Miscellaneous (Note I)	129,385	778,080	90,089	480,870
TOTAL		$ 70,015,442		$ 56,849,818
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS (Notes G and J)				
At amortized cost	$29,381,689		$25,495,393	
At fair value	2,970,574	$ 32,352,263	2,112,378	$ 27,607,771
ACCRUED INTEREST ON BORROWINGS		561,829		303,061
PAYABLE FOR SWAPS (Notes G and J)				
Borrowings	17,432,575		12,502,403	
Others	543,225	17,975,800	655,461	13,157,864
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note D)		4,326,904		1,954,409
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	491,968		270,550	
Undisbursed technical assistance commitments	2,659		4,727	
Accrued pension and postretirement medical benefit costs	311,181		288,517	
Miscellaneous (Notes F and I)	110,703	916,511	120,020	683,814
Total liabilities		56,133,307		43,706,919
CAPITAL AND RESERVES (OCR - 4)				
Capital Stock (Note K)				
Subscribed (SDR35,463,110,000 - 30 September 2007, SDR35,342,300,000 - 31 December 2006)		55,203,650		53,168,956
Less - "callable" shares subscribed		51,320,991		49,429,394
"Paid-in" shares subscribed		3,882,659		3,739,562
Less - subscription installments not due		19,392		15,138
Subscription installments matured		3,863,267		3,724,424
Less - capital transferred to the Asian Development Fund		74,112		71,624
		3,789,155		3,652,800
Net notional amounts required to maintain value of currency holdings		(652,990)		(672,899)
Ordinary reserve (Note K)		9,255,924		8,993,737
Special reserve (Note K)		201,493		197,799
Loan loss reserve (Notes B and K)		182,100		130,100
Surplus (Note K)		616,300		330,117
Cumulative revaluation adjustments account (Note K)		(110,959)		27,519
Net income after appropriation				
For the calendar year 2006 (Note K)		-		565,886
For the nine-month period ended 30 September 2007 (OCR-2)		472,112		-
Accumulated other comprehensive income (OCR-4)		129,000		(82,160)
Total Capital and Reserves		13,882,135		13,142,899
TOTAL		$ 70,015,442		$ 56,849,818

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Nine-Month Periods Ended 30 September 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
REVENUE (Note L)		
From loans (Note E)	$ 1,062,331	$ 892,402
From investments (Note C)	500,855	401,936
From guarantees	3,695	3,177
From other sources - net	74,660	32,863
TOTAL REVENUE	1,641,541	1,330,378
EXPENSES (Note L)		
Borrowings and related expenses	1,017,451	801,379
Administrative expenses	100,519	108,436
Technical assistance to member countries	(512)	(739)
Provision for losses (Note E)	(427)	(5,513)
Other expenses	2,681	2,328
TOTAL EXPENSES	1,119,712	905,891
NET REALIZED GAINS (LOSSES)		
From loans	3,980	-
From investments	(3,050)	12,289
From equity investments	8,193	52,545
From borrowings	(106)	3,865
Others	40	116
	9,057	68,815
NET UNREALIZED LOSSES (Notes J and L)	(55,079)	(128,736)
NET INCOME	**$ 475,807**	**$ 364,566**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods ended 30 September 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 805,523	$ 713,775
Interest on investments received	440,432	349,090
Interest received for securities under resale arrangement	13,618	8,737
Interest and other financial expenses paid	(764,077)	(599,929)
Administrative expenses paid	(100,367)	(90,738)
Technical assistance disbursed	(1,328)	(2,779)
Others - net	7,958	20,813
Net Cash Provided By Operating Activities	401,759	398,969
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(2,337,823)	(2,484,474)
Net receipts from securities under resale arrangement	79,035	713,928
Net currency and interest rate swaps	(11,845)	(55,969)
Principal collected on loans	1,000,694	1,202,999
Loans disbursed	(2,871,127)	(1,627,367)
Others	(10,825)	42,439
Net Cash Used in Investing Activities	(4,151,891)	(2,208,444)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	10,842,011	5,393,435
Borrowings redeemed	(7,205,208)	(3,533,716)
Issuance expenses paid	(24,334)	(14,995)
Net currency and interest rate swaps	129,927	49,966
Payments from members	10,140	21,029
Resources transferred to ADF	(40,000)	(40,000)
Resources transferred to RCIF	(40,000)	-
Resources transferred to TASF	-	(20,000)
Resources received from ATF	-	10,000
Net Cash Provided by Financing Activities	3,672,536	1,865,719
Effect of Exchange Rate Changes on Due from Banks	5,400	(6,466)
Net (Decrease) Increase in Due from Banks	(72,196)	49,778
Due from Banks at Beginning of Period	205,418	81,662
Due from Banks at End of Period	$ 133,222	$ 131,440

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Nine-Month Periods Ended 30 September 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)		2006 (Unaudited)	
Balance, 1 January				
Before cumulative effect of FAS 155 adjustments		$ 13,142,899		$ 12,297,140
Cumulative effect of FAS 155 to:				
Prior Year Net Income	$ -		$ 107,700	
Cumulative Revaluation Adjustment Account	-		(9,237)	
Accumulated Other Comprehensive Income	-	-	20,108	118,571
Adjusted balance, 1 January		13,142,899		12,415,711
Comprehensive income for the period:				
Net income for the period (OCR-2)	475,807		364,566	
Other comprehensive income for the period	211,160	686,967	100,450	465,016
Subscriptions received		7,353		17,914
Change in SDR values		129,002		117,673
Change in Ordinary Reserve		(23,996)		(21,272)
Notional MOV		19,910		(57,094)
Allocation to ADF		(40,000)		(40,000)
Allocation to RCIF		(40,000)		-
Allocation to TASF		-		(20,000)
Allocation from ATF		-		10,000
Balance at end of period		**$ 13,882,135**		**$ 12,887,948**

Accumulated Other Comprehensive Income
For the Nine-Month Periods Ended 30 September 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	FAS 133 Adjustments and Amortizations (Unaudited)		Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gains (Losses) (Unaudited)		Minimum Pension Liability Adjustment (Unaudited)		Accumulated Other Comprehensive Income (Unaudited)	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Balance, 1 January	$ (1,154)	$ (2,566)	$ (200,039)	$ (246,682)	$ 200,584	$ 30,097	$ (81,551)	$ (4,931)	$ (82,160)	$ (224,082)
Cumulative Effect of FAS 155	-	-	-	20,108	-	-	-	-	-	20,108
Adjusted balance, 1 January	(1,154)	(2,566)	(200,039)	(226,574)	200,584	30,097	(81,551)	(4,931)	(82,160)	(203,974)
Amortization	775	1,154	-	-	-	-	-	-	775	1,154
Other comprehensive income for the period	-	-	82,497	9,963	127,888	89,333	-	-	210,385	99,296
Balance, 30 September	$ (379)	$ (1,412)	$ (117,542)	$ (216,611)	$ 328,472	$ 119,430	$ (81,551)	$ (4,931)	$ 129,000	$ (103,524)

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2007 and 2006
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2006 financial statements and the notes included therein. In the opinion of the Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2007 and 2006 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of all members are functional currencies as these are the currencies of the primary economic environments in which ADB generates and expends cash. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

In February 2006, the Financial Accounting Standards Board (FASB) issued FAS 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140." ADB has decided to early adopt the provisions that allow to report at fair value any hybrid financial instrument that contains embedded derivatives that would otherwise be bifurcated under FAS 133. ADB adopted FAS 155 effective 1 January 2006, and its cumulative effects are reported as increase in Reserves by $118,571,000, comprising of gross gains and losses of $126,276,000 and $7,705,000, respectively.

In September 2006, FASB issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87,88,106, and 132(R)". This statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. ADB opted to early adopt FAS 158 for the fiscal year ended 31 December 2006.

In February 2007, FASB issued FAS 159, "Fair value Option for Financial Assets and Financial Liabilities". This statement expands the scope of financial instruments that may be carried at fair value.

It offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings. This statement will be effective for financial statements to be issued after 31 December 2007 simultaneous with the adoption of FAS 157 "Fair Value Measurements", which emphasizes the definition of fair value for financial statement purposes.

In December 2006, the Board approved the revision of the loan loss methodology for ADB's nonsovereign operations to a risk-based model. The assessment applies the concept of expected loss to establish loss provision and loss reserve, similar to the concept applied to ADB's sovereign operations approved in 2004. This revision brought about changes to the loss provision estimates in 2006 and brought about additional loan loss reserve for nonsovereign operations in 2007, as an allocation of 2006 net income.

NOTE C - INVESTMENTS

All investment securities and negotiable certificate of deposits held as of 30 September 2007 and 31 December 2006 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gains or losses are recognized in income based on daily settlement of the net cash margin.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 30 September 2007 and 31 December 2006 are as follows:

	30 September 2007	31 December 2006
Due in one year or less	$10,313,107,000	$ 7,212,736,000
Due after one year to five years	3,431,589,000	4,118,196,000
Due after five years to ten years	1,676,412,000	1,433,500,000
Total	$15,421,108,000	$12,764,432,000

NOTE D - SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Securities transferred under securities lending arrangements are recorded as assets and reported at estimated fair value and the cash collateral received is recorded as a liability. Securities received under resale arrangements are neither recorded on ADB's balance sheet nor re-pledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

NOTE E - LOANS

As of 30 September 2007 and 31 December 2006, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 September 2007	31 December 2006
Indonesia	$ 8,585,703,000	$ 8,748,836,000
China, People's Republic of	6,899,944,000	6,341,338,000
India	4,563,295,000	3,611,756,000
Philippines	3,297,796,000	3,094,419,000
Pakistan	2,733,452,000	2,260,667,000
Others (individually less than 5% of total loans)	2,274,855,000	2,134,714,000
Total loans	$28,355,045,000	$ 26,191,730,000
Provision for loan losses	(15,194,000)	(28,339,000)
Unamortized net loan origination costs	36,470,000	14,015,000
Net loans outstanding	$28,376,321,000	$ 26,177,406,000

Loans outstanding as of 30 September 2007 include nonsovereign loans amounting to $1,184,990,000 ($856,647,000 - 31 December 2006).

The undisbursed balance of approved loans as of 30 September 2007 was $16,870,752,000($16,768,163,000 - 31 December 2006). This included an undisbursed balance of approved nonsovereign loans amounting to $980,636,000($778,745,000 - 31 December 2006), of which $224,000,000 is for public borrowers. Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $248,019,000 ($237,230,000 - 31 December 2006).

Change in Commitment Charge Policy

ADB has levied a commitment fee of 75 basis points on a progressive structure of undisbursed balances of sovereign project loans and a flat fee of 75 basis points on the full undisbursed balances of sovereign program loans. In November 2006, the Board approved a change in the commitment charge policy for all sovereign project LIBOR-based loans negotiated after 1 January 2007, from 75 basis points on a progressive structure of undisbursed loan balances to a flat fee of 35 basis points on the full amount of undisbursed balances. As of 30 September 2007, eleven sovereign project loans were subject to the new policy.

In April 2007, the Board approved the waiver of 10 basis points of the commitment charge on the undisbursed balances of sovereign project loans negotiated after 1 January 2007 and 50 basis points of the commitment charge on the undisbursed balances of sovereign program loans. The commitment charge waiver is applicable to all interest periods commencing from 1 January 2007 up to and including 30 June 2008. As of 30 September 2007, a total of $5,318,000 commitment charge was waived following this policy.

Waivers of Lending Spread and Front-End Fee

In 2004, the Board of Directors approved the waiver of 20 basis points of the lending spread on sovereign loans outstanding from 1 July 2004 - 30 June 2005 for borrowers that do not have loans in arrears and the waiver of the entire 1% front-end fee on all new sovereign loans approved during 1 January 2004 to 30 June 2005 (waiver of 50 basis points of front-end fee on sovereign loans approved in 2003). Subsequently, the policy was extended to cover the period up to June 2008. Front-end fees waived during the period totaled $50,855,000($25,595,000 - 2006). Lending spread waiver reduced the loan income by $38,539,000 for the period ended 30 September 2007 ($33,639,000 - 2006).

Overdue Amounts

One sovereign loan was in non-accrual status as of 30 September 2007 (two - 31 December 2006). The principal amount outstanding as of 30 September 2007 was $2,300,000 ($6,116,000 - 31 December 2006) of which $823,000 ($1,056,000) was overdue.

Four nonsovereign loans were in non-accrual status as of 30 September 2007 (six - 31 December 2006). The principal amount outstanding as of 30 September 2007 was $16,507,000 ($29,741,000 - 31 December 2006), of which $9,123,000 ($21,820,000 - 31 December 2006) was overdue.

Provision for Loan Losses

The changes in the provision for loan losses during the first half of 2007 and 2006 are as follows:

	30 September 2007			30 September 2006		
	Sovereign	Nonsovereign	Total	Sovereign	Nonsovereign	Total
Balance 1 January	$ 6,116,000	$ 22,223,000	$ 28,339,000	$ 2,300,000	$ 77,164,000	$ 79,464,000
Provision written back	(428,000)	-	(428,000)	-	(5,513,000)	(5,513,000)
Provision written off	-	(12,717,000)	(12,717,000)	-	(18,874,000)	(18,874,000)
Translation adjustments	-	-	-	-	(31,000)	(31,000)
Balance 30 September	$ 5,688,000	$ 9,506,000	$ 15,194,000	$ 2,300,000	$ 52,746,000	$ 55,046,000

NOTE F - GUARANTEES

ADB extends guarantees to sovereign and nonsovereign borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due ten or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amounts of guarantee obligations as of 30 September 2007 and 31 December 2006 covered:

	30 September 2007		31 December 2006	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$ 980,975,000	$ 947,531,000	$ 1,004,095,000	$ 976,434,000
without counterguarantee	278,252,000	271,967,000	111,660,000	110,180,000
	1,259,227,000	1,219,498,000	1,115,755,000	1,086,614,000
Political Risk Guarantees				
with counterguarantee	146,783,000	129,053,000	146,494,000	120,943,000
without counterguarantee	30,462,000	27,306,000	30,507,000	28,695,000
	177,245,000	156,359,000	177,001,000	149,638,000
Others	950,000	950,000	950,000	950,000
Total	$ 1,437,422,000	$ 1,376,807,000	$ 1,293,706,000	$ 1,237,202,000

None of these amounts were subject to call as of 30 September 2007 and 31 December 2006. The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of stand-by portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the stand-by portion. ADB estimates that the present value of guarantees outstanding as at 30 September 2007 was $945,230,000($825,363,000 - 31 December 2006).

As of 30 September 2007, a total liability of $14,336,000 ($10,544,000 - 31 December 2006) relating to stand-by ready obligation for three partial credit risk guarantees and two political risk guarantees has been included in "Miscellaneous liabilities" on the balance sheet.

NOTE G - DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for the purpose of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value, and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make fully evident ADB's risk management strategies.

The initial application of FAS 133 gave rise to a transition adjustment in 2001, which was reported in other comprehensive income and earnings. The allocation between net income and other comprehensive income was based upon the economic hedging relationships that existed before the initial application of this statement.

Included in Receivable/Payable from Swaps-Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and provide borrowers with the flexibility to better manage their financial risks.

NOTE H - EQUITY INVESTMENTS

All equity investments are considered as "Available for Sale" and are reported at estimated fair value.

Investments in equity securities with readily determinable market price are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Investments in

equity securities without readily determinable fair values are reported at cost or at impaired value, for investments where the impairment is deemed other than temporary. ADB applies equity method of accounting to investments in limited partnership and certain limited liability corporations aggregating to $187,652,000 ($123,081,000 - 31 December 2006).

NOTE I - OTHER ASSETS AND LIABILITIES - MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are receivables from/payables to special funds and trust funds resulting from administrative arrangements and operating activities:

	30 September 2007	31 December 2006
Amounts Receivable from:		
Asian Development Fund	$45,669,000	$25,970,000
Technical Assistance Special Fund	213,000	97,000
Japan Special Fund	95,000	125,000
Asian Tsunami Fund	190,000	253,000
Pakistan Earthquake Fund	0	-
Asian Development Bank Institute Special Fund	417,000	254,000
Staff Retirement Plan	13,315,000	-
Agency Trust Funds (net)	504,000	686,000
Total	$60,403,000	$27,385,000
Amounts Payable to:		
Staff Retirement Plan	$ -	$ 451,000

0 is less than $500

NOTE J - BORROWINGS

Borrowings are generally reported on the balance sheet at their carrying book value adjusted for any unamortized discounts or premium. As part of its borrowing strategy, ADB issues structured debt, which includes embedded derivatives in order to reduce its cost of borrowings. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the structured debt.

Upon the adoption of FAS 155 on 1 January 2006, ADB no longer bifurcates the embedded derivatives in the structured debt portfolio that meet the bifurcation criteria under FAS 133. Instead, ADB reports at fair value any structured debt that contains embedded derivatives that would otherwise be bifurcated under FAS 133, and changes in fair value are reported in net income.

The weighted average cost of borrowings outstanding after swaps as of 30 September 2007 was 4.73% (4.65% - 2006).

NOTE K - CAPITAL AND RESERVES

The authorized capital stock of ADB as of 30 September 2007 consists of 3,546,311 (3,534,230 - 31 December 2006) shares amounting to SDR35,463,110,000 (SDR35,342,300,000 - 31 December 2006) all of which have been subscribed. Of the subscribed shares, 3,296,887 (3,285,655 - 31 December 2006) shares are "callable", and 249,424 (248,575 - 31 December 2006) shares are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

In May 2007, the Board of Governors approved the allocation of 2006 net income, after appropriation of guarantee fees to special reserve of $565,886,000, and addition from Cumulative Revaluation Adjustments (CRA) account of $138,479,000 to Loan Loss Reserve for $52,000,000; to Surplus and to Ordinary Reserve for $286,183,000 each; and to Asian Development Fund (ADF) and Regional Cooperation and Integration Fund (RCIF) for $40,000,000 each.

As of 30 September 2007, the value of the SDR in terms of the United States dollar was $1.55665 ($1.5044 - 31 December 2006) giving a value for each share of ADB's capital equivalent to $15,566.50 ($15,044.00 - 31 December 2006).

During the first quarter of 2007, Georgia became ADB's 67th member, subscribing to 12,081 shares of ADB's capital stock.

NOTE L - INCOME AND EXPENSES

The average yield on the loan portfolio for the nine-month period ended 30 September 2007 was 5.06% (4.91% - 2006) excluding premium received on prepayment and other loan income.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2007 including securities transferred under securities lending and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, was 4.65%(4.03% - 2006) excluding unrealized gains and losses on investments, and 5.13% (4.17% - 2006) including unrealized gains and losses on investments.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the nine-month period ended 30 September 2007 were apportioned between OCR and the ADF in the proportion of the relative volume of operational activities. Of the total administrative expenses for the nine-month period ended 30 September 2007 of $248,591,000 ($252,779,000 - 2006), $120,946,000 ($129,659,000 - 2006) was accordingly charged to the ADF. The balance of administrative expenses after allocation was reduced by the deferred direct loan origination costs of $27,126,000 ($14,684,000 -

2006) related to new loans and guarantees that became effective for the period ended 30 September 2007.

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no new TA commitments during the period were charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES". Accordingly, the write back in the amount of $512,000 ($739,000 - 2006) for the period represented net cancellations of the undisbursed amounts of completed TA projects committed in prior periods.

During the nine-month period ended 30 September 2007, provision for loan losses amounting to $428,000 was written back following collections of overdue loan service payments from a sovereign loan. During the same period in 2006, the amount of $5,513,000 was also written back as a result of repayments for nonsovereign loans.

Other expenses of $2,680,000 ($2,328,000 - 2006) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

Net unrealized losses include FAS 133 adjustments of $52,443,000 ($135,489,000 - 2006) and translation adjustments of $2,636,000 (gains of $6,753,000 - 2006) associated with holdings in non-functional currencies.

FAS 133 adjustments were composed of:

	30 September 2007	**30 September 2006**
Unrealized gains (losses) on:		
Hybrid financial instruments and related swaps	$ 24,019,000	$ (6,814,000)
Borrowings related swaps	(54,892,000)	(115,501,000)
Investments related swaps	(22,000)	(18,964,000)
Loans related swaps	(19,024,000)	3,545,000
FX Forward	(1,667,000)	3,564,000
Amortization of the FAS 133 transition adjustments	(857,000)	(1,319,000)
Total	$(52,443,000)	$(135,489,000)

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
30 September 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

ASSETS		30 September (Unaudited)		31 December
DUE FROM BANKS		$ 52,908		$ 2,602
INVESTMENTS (Note C)		7,021,138		6,385,327
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)		32,471		55,085
LOANS OUTSTANDING (Note E)		23,263,733		21,522,213
ACCRUED REVENUE		103,279		83,710
DUE FROM CONTRIBUTORS		1,736,381		1,675,849
OTHER ASSETS		28,707		25,420
TOTAL		**$ 32,238,617**		**$ 29,750,206**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Advance payments on contributions		$ 101,664		$ 102,440
Payable to related funds (Note F)		47,042		28,621
Undisbursed grant commitments (Note I)		464,465		355,857
Miscellaneous		89,857		15,818
Total Liabilities		703,028		502,736
FUND BALANCES				
Amounts available for operational commitments				
Contributed Resources (Note G)	$ 28,226,539		$ 25,997,183	
Unamortized discount	(47,354)	28,179,185	(33,537)	25,963,646
Set-aside Resources		74,111		71,624
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		703,875		663,614
		28,957,171		26,698,884
Accumulated surplus		2,391,270		2,260,723
Accumulated other comprehensive income (ADF-4)		187,148		287,863
Total Fund Balance		31,535,589		29,247,470
TOTAL		**$ 32,238,617**		**$ 29,750,206**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Nine-Month Periods Ended 30 September 2007 and 2006

Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
REVENUE		
From loans	$ 161,157	$ 152,944
From investments (Note C)	232,586	183,480
From other sources	921	869
TOTAL REVENUE	394,664	337,293
EXPENSES		
Administrative expenses (Note H)	120,946	129,659
Grants (Note I)	148,650	257,640
Amortization of discounts on contributions (Note B)	2,963	1,342
Financial expenses	21	16
TOTAL EXPENSES	272,580	388,657
NET REALIZED LOSSES	-	(459)
NET UNREALIZED GAINS	8,463	-
REVENUE IN EXCESS OF (LESS THAN) EXPENSES	$ 130,547	$ (51,823)

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Service charges on loans received	$ 130,151	$ 129,483
Interest on investments received	217,615	153,383
Interest on resale arrangement received	1,629	810
Net cash received from other sources	891	869
Grants disbursed	(44,421)	(17,462)
Administrative expenses paid	(101,249)	(114,484)
Financial expenses paid	(21)	(16)
Net Cash Provided by Operating Activities	204,595	152,583
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(249,951)	(623,784)
Net receipts from securities purchased under resale arrangement	22,112	137,167
Principal collected on loans	422,370	345,084
Loans disbursed	(1,106,136)	(802,257)
Net Cash Used in Investing Activities	(911,605)	(943,790)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	714,183	796,109
Cash received from Ordinary Capital Resources	40,000	40,000
Cash Provided by Financing Activities	754,183	836,109
Effect of Exchange Rate Changes on Due from Banks	3,133	2,981
Net Increase in Due from Banks	50,306	47,883
Due from Banks at Beginning of Period	2,602	21,557
Due from Banks at End of Period	$ 52,908	$ 69,440

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Nine-Month Periods Ended 30 September 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)		2006 (Unaudited)	
Balance at beginning of period		$ 29,247,470		$ 27,605,408
Comprehensive income for the period:				
Net income (loss) for the period (ADF-2)	$ 130,547		$ (51,823)	
Other comprehensive income for the period	(100,715)	29,832	87,357	35,534
Change in amount available for operational commitments				
from Contributed Resources		2,229,356		1,291,223
from Unamortized Discount for Accelerated Notes Encashment (ANE) of ADF IX		(13,817)		(12,474)
Transfer from Ordinary Capital Resources		40,000		40,000
Change in SDR value of Set-Aside Resources		2,487		2,242
Change in value of transfers from OCR and TASF		261		204
Balance at end of period		**$ 31,535,589**		**$ 28,962,137**

Accumulated Other Comprehensive Income
For the Nine-Month Periods Ended 30 September 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gains (Losses) (Unaudited)		Accumulated Other Comprehensive Income (Unaudited)	
	2007	2006	2007	2006	2007	2006
Balance, 1 January	$ 288,700	$ 170,155	$ (837)	$ (3,430)	$ 287,863	$ 166,725
Other comprehensive income for the period	(103,530)	86,819	2,815	538	(100,715)	87,357
Balance, 30 September	$ 185,170	$ 256,974	$ 1,978	$ (2,892)	$ 187,148	$ 254,082

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2007 and 2006
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2006 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2007 and 2006 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The eighth replenishment of the Asian Development Fund (ADF IX) became effective in April 2005. Under the Resolution, ADB is authorized to provide grants for projects and programs of high developmental priority to be financed out of contributions under ADF IX.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented in US dollar equivalents at reporting date. With the adoption of the special purpose financial statements, loan loss provisioning has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

In November 2005, to improve ADF currency management practices, the Board of Governors adopted a resolution to a full-fledged SDR approach to facilitate resource administration and operational planning to benefit borrowers. The currency management framework was implemented 1 January 2006 whereby ADB is authorized to convert ADF resources held in various currencies into the currencies which constitute the SDR, to value disbursements, repayments and loan charges in terms of SDR; and to determine the value of Contributors' paid-in contributions and all other resources of the Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

The implementation of the full-fledged SDR framework is expected to change the primary economic environment for ADF. However, until this process is completed, and a significant change in the primary economic environment becomes evident, the currencies of contributing member countries are functional currencies as these represent the currencies of the primary economic environment in which ADF generates and expends cash. The reporting currency is the United States dollar, and the

special purpose financial statements are expressed in thousands of current United States dollars.

Contributions and Contributed Resources

Once a replenishment becomes effective, contributions committed are recorded in full as Contributed Resources when the Instruments of Contribution are received. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, which become due under agreed encashment periods.

Under ADF IX, contributors have the option to pay their contributions under accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years.

Advanced Payments

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments and included under "Liabilities."

NOTE C - INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 September 2007 and 31 December 2006 are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 30 September 2007 and 31 December 2006 are as follows:

	30 September 2007	31 December 2006
Due in one year or less	$ 6,759,085,000	$ 6,171,003,000
Due after one year to five years	166,033,000	110,850,000
Due after five years to ten years	96,020,000	103,474,000
Total	$ 7,021,138,000	$ 6,385,327,000

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2007 including securities transferred under securities lending arrangement and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 4.54% (3.91% - 2006). If unrealized gains and losses were included, the annualized rate of return would have been 4.58% (3.92% - 2006).

NOTE D - SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities transferred under securities lending arrangement are recorded as assets and reported at estimated fair value and the cash collateral received is recorded as a liability. Securities received under resale arrangements are not recorded on the balance sheet and are not re-pledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

NOTE E - LOANS

As of 30 September 2007 and 31 December 2006, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 September 2007	31 December 2006
Pakistan	$ 5,236,470,000	$ 4,829,677,000
Bangladesh	5,221,045,000	4,921,072,000
Sri Lanka	2,472,013,000	2,299,541,000
Viet Nam	2,190,852,000	2,000,607,000
Nepal	1,431,360,000	1,336,210,000
Others (individually less than 5% of total loans)	6,621,993,000	6,135,106,000
Total loans	$ 23,263,733,000	$21,522,213,000

The principal amount outstanding of sovereign loans in non-accrual status as of 30 September 2007 was $480,214,000 ($487,877,000 - 31 December 2006) of which $202,086,000 ($175,526,000 - 31 December 2006) was overdue.

The undisbursed balance of approved loans as of 30 September 2007 was $6,405,442,000 ($7,100,390,000 - 31 December 2006).

NOTE F - PAYABLE TO RELATED FUNDS

Included in Payable to Related Funds is the net amount of $45,669,000 payable to Ordinary Capital Resources (OCR)($25,971,000 - 31 December 2006), and $1,373,000 ($2,650,000 - 31 December 2006) payable to TASF.

The payable to OCR represents the amount of administration charge allocated to ADF pending settlement and the payable to TASF represents contributions allocated to TASF.

NOTE G - CONTRIBUTED RESOURCES

In April 2005, ADF IX became effective. As of 30 September 2007, Instruments of Contributions from 28 donors were received for ADF IX. Of these, contributions totaling $2,199,152,000, including amortized discount of $6,170,000, were received and recorded in "Contributed Resources."

In May 2007, the Board of Governors approved the allocation of $40,000,000 from OCR's 2006 net income to ADF.

NOTE H - ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses for the nine-month period ended 30 September 2007 represents administration charge amounting to $120,946,000 ($129,659,000 - 2006). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations) in the proportion of the relative volume of operational activities of OCR and ADF.

NOTE I - GRANTS AND UNDISBURSED COMMITMENTS

The ADF IX introduced financing in the form of grants for the first time. Grants are recognized in the financial statements when the related grant is approved and becomes effective. During the period, 8 grants totaling $254,250,000 (8 grants totaling $159,250,000 - 2006) were approved and 11 grants totaling $148,650,000 (18 grants totaling $257,640,000 - 2006) became effective. Total undisbursed grant commitments represent effective grants, which have not been disbursed.

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 September (Unaudited)	31 December
DUE FROM BANKS	$ 5,175	$ 1,828
INVESTMENTS (Note C)	305,465	275,639
ACCRUED REVENUE	954	1,186
DUE FROM CONTRIBUTORS (Note G)	70,821	115,138
OTHER ASSETS (Note E)	9,752	10,916
TOTAL	$ 392,167	$ 404,707
LIABILITIES AND UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES (Note E)	$ 366	$ 111
UNDISBURSED COMMITMENTS (Note F)	181,176	184,063
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	210,625	220,533
TOTAL	$ 392,167	$ 404,707

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)		2006 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
CONTRIBUTIONS (Note G)		$ 52		$ 77,242
REVENUE				
From investments (Note C)		10,349		8,455
From other sources				
Income from conversion of grants into loans	$ -		$ 147	
Others	149	149	110	257
Total		10,550		85,954
EXPENSES				
Technical assistance (Note F)		53,859		63,131
Financial expenses		4		20
Total		53,863		63,151
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES		(43,313)		22,803
NET EXCHANGE GAINS		33,405		11,385
NET (DECREASE) INCREASE IN NET ASSETS		(9,908)		34,188
NET ASSETS AT BEGINNING OF PERIOD		220,533		215,467
NET ASSETS AT END OF PERIOD		$ 210,625		$ 249,655

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 50,179	$ 74,659
Interest on investments received	10,749	7,599
Net cash received from other activities	141	209
Technical assistance disbursed	(56,600)	(50,228)
Financial expenses paid	(4)	(20)
Net Cash Provided by Operating Activities	4,465	32,219
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(1,166)	(25,122)
Net payments for securities purchased under resale arrangement (Note D)	(198)	(168)
Cash Used in Investing Activities	(1,364)	(25,290)
Effect of Exchange Rate Changes on Due from Banks	246	38
Net Increase in Due from Banks	3,347	6,967
Due from Banks at Beginning of Period	1,828	1,493
Due from Banks at End of Period	$ 5,175	$ 8,460

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2007 and 2006
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2006 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2007 and 2006 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The eighth replenishment of the Asian Development Fund (ADF IX) and the third regularized replenishment of the Technical Assistance Special Fund (TASF) became effective in April 2005. Under the resolution, a specific portion of the contribution is to be allocated to TASF.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency and is used to measure exchange gains and losses.

The financial statements are presented on the basis of those for not-for-profit organizations. TASF reports contributed cash and other assets as unrestricted assets as these are made available without conditions other than for the purpose of pursuing the objectives of the TASF. The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investments held as of 30 September 2007 and 31 December 2006 comprised of holdings in time deposits and are reported at cost which is a reasonable estimate of fair value.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2007, based on the portfolio held at the beginning and end of each month was 4.83% (4.20% - 2006).

NOTE D - SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

TASF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and

Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are not recorded on TASF's balance sheet and are not re-pledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

There were no outstanding securities purchased under resale arrangement as of 30 September 2007 and 31 December 2006.

NOTE E - OTHER ASSETS AND MISCELLANEOUS LIABILITIES

Included in other assets and liabilities are the following interfund balances:

	30 September	31 December
Receivable from:		
ADF	$ 1,374,000	$2,650,000
JSF	-	5,000
Agency Trust Funds - net	-	12,000
Total	$ 1,374,000	$2,667,000
Payable to:		
OCR	$ 213,000	$ 97,000
Agency Trust Funds - net	107,000	-
	$ 320,000	$ 97,000

NOTE F - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion or cancellation of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the nine-month period ended 30 September 2007, a net amount of $8,709,000 ($8,287,000 - 2006) was written back as a reduction in TA. Total undisbursed commitments are denominated in United States dollars and represent effective TA for projects, which have not been disbursed.

NOTE G - CONTRIBUTIONS

With the effectivity of ADF IX and the third replenishment of TASF, contribution commitments from 27 donors totaling $212,585,000 were allocated to TASF. Of this, $70,821,000 was recorded as "Due from Contributors" and is payable throughout the replenishment period of four years in accordance with the encashment schedule. Contribution for the period ended 30 September 2007 pertains to the direct and voluntary contribution of India amounting to Rs2.25 million ($52,000 equivalent).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

	30 September (Unaudited)			31 December		
ASSETS	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
DUE FROM BANKS	$ 1,687	$ 2,547	$ 4,234	$ 1,865	$ 3,035	$ 4,900
INVESTMENTS (Note C)	33,508	219,371	252,879	32,208	208,064	240,272
ACCRUED REVENUE	75	325	400	55	1,167	1,222
OTHER ASSETS (Note E)	28	4,599	4,627	50	4,391	4,441
TOTAL	**$ 35,298**	**$ 226,842**	**$ 262,140**	**$ 34,178**	**$ 216,657**	**$ 250,835**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E)	$ 71	$ 109	$ 180	$ 70	$ 198	$ 268
UNDISBURSED COMMITMENTS						
Technical assistance (Note F)	950	86,934	87,884	1,259	85,516	86,775
TOTAL LIABILITIES	1,021	87,043	88,064	1,329	85,714	87,043
NET ASSETS (JSF-2) (Note G), represented by:						
Uncommitted Balances						
Unrestricted	-	139,799	139,799	-	130,943	130,943
Temporarily restricted	27,526	-	27,526	27,418	-	27,418
	27,526	139,799	167,325	27,418	130,943	158,361
Net Accumulated Investment Income						
Temporarily restricted	6,751	-	6,751	5,431	-	5,431
	34,277	139,799	174,076	32,849	130,943	163,792
TOTAL	**$ 35,298**	**$ 226,842**	**$ 262,140**	**$ 34,178**	**$ 216,657**	**$ 250,835**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)			2006 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
CONTRIBUTIONS	$ -	$ 27,674	$ 27,674	$ -	$ 24,513	$ 24,513
REVENUE FROM INVESTMENTS	-	9,110	9,110	-	7,727	7,727
REVENUE FROM OTHER SOURCES	-	148	148	-	159	159
NET ASSETS REVERTED TO TEMPORARILY RESTRICTED ASSETS	(37)	-	(37)	(410)	-	(410)
Total	(37)	36,932	36,895	(410)	32,399	31,989
EXPENSES						
Technical assistance (Note F)	(37)	27,265	27,228	(420)	27,693	27,273
Administrative expenses	-	795	795	10	712	722
Total	(37)	28,060	28,023	(410)	28,405	27,995
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	-	8,872	8,872	-	3,994	3,994
NET EXCHANGE LOSSES	-	(16)	(16)	-	(58)	(58)
INCREASE IN UNRESTRICTED NET ASSETS	-	8,856	8,856	-	3,936	3,936
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	1,391	-	1,391	1,217	-	1,217
NET ASSETS REVERTED FROM UNRESTRICTED ASSETS	37	-	37	410	-	410
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	1,428	-	1,428	1,627	-	1,627
INCREASE IN NET ASSETS	1,428	8,856	10,284	1,627	3,936	5,563
NET ASSETS AT BEGINNING OF PERIOD	32,849	130,943	163,792	30,786	146,875	177,661
NET ASSETS AT END OF PERIOD	$ 34,277	$ 139,799	$ 174,076	$ 32,413	$ 150,811	$ 183,224

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)			2006 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ -	$ 27,674	$ 27,674	$ -	$ 24,513	$ 24,513
Interest on investments received	1,301	9,952	11,253	841	7,129	7,970
Technical assistance disbursed	(248)	(26,054)	(26,302)	(828)	(25,357)	(26,185)
Administrative expenses paid	-	(884)	(884)	(10)	(808)	(818)
Net cash received from other activities	70	204	274	76	104	180
Net Cash Provided by Operating Activities	1,123	10,892	12,015	79	5,581	5,660
CASH FLOWS FROM INVESTING ACTIVITES						
Net investments	(1,301)	(11,307)	(12,608)	159	(3,628)	(3,469)
Net (payments for) receipts from securities purchased under resale arrangement (Note D)	-	(78)	(78)	-	233	233
Net Cash (Used in) Provided by Investing Activities	(1,301)	(11,385)	(12,686)	159	(3,395)	(3,236)
Effect of Exchange Rate Changes on Due from Banks	-	5	5	-	(233)	(233)
Net (Decrease) Increase in Due from Banks	(178)	(488)	(666)	238	1,953	2,191
Due from Banks at Beginning of Period	1,865	3,035	4,900	1,742	3,616	5,358
Due from Banks at End of Period	$ 1,687	$ 2,547	$ 4,234	$ 1,980	$ 5,569	$ 7,549

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2007 and 2006
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2006 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2007 and 2006 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Asian Currency Crisis Support Facility (ACCSF) was established in March 1999 for a three-year period as an independent component of the Japan Special Fund (JSF). The facility was to assist Asian currency crisis-affected member countries through interest payment assistance (IPA), technical assistance (TA) grants and guarantees. With the general fulfillment of the purpose of the facility, Japan and ADB agreed to terminate the ACCSF on 22 March 2002. The ACCSF account is to be kept open until the completion of all TA disbursements and the settlement of all administrative expenses.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of JSF, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations and as unrestricted and temporarily restricted net assets. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investments held as of 30 September 2007 and 31 December 2006 comprised of holdings in time deposits denominated in United States dollar and are reported at cost which is a reasonable estimate of fair value. Realized and unrealized gains and losses are included in revenue from investments.

The annualized rates of return on the average investments held under ACCSF and JSF during the nine-month period ended 30 September 2007, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, were 5.35% and 5.34%, respectively (4.84% and 4.76% respectively - 2006).

NOTE D - SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

JSF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are not recorded on JSF's balance sheet and are not re-pledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

There were no outstanding securities purchased under resale arrangement as of 30 September 2007 and 31 December 2006.

NOTE E - OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are the following interfund balances:

	30 September	31 December
Amounts Receivable by JSF from:		
ACCSF	$ 71,000	$ 70,000
Agency Trust Funds - net	12,000	-
	$ 83,000	$ 70,000
Amounts Payable by:		
JSF to: Ordinary Capital Resources	$ 95,000	$125,000
TASF	-	5,000
Agency Trust Funds - net	-	1,000
Total	$ 95,000	$131,000
ACCSF to JSF	$ 71,000	$ 70,000

NOTE F - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the nine-month period ended 30 September 2007, an amount of $2,995,000 ($5,061,000 - 2006) was thus written back as a reduction in TA. $122,000 ($422,000 - 2006) of this amount corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective TA for projects that have not been disbursed.

NOTE G – CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 30 September 2007, the remaining temporarily restricted uncommitted balance is that of ACCSF amounting to $27,526,000 ($27,418,000 - 31 December 2006).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 September (Unaudited)	31 December
DUE FROM BANKS	$ 988	$ 696
INVESTMENTS (Note C)	8,766	5,044
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note D)	1,742	1,595
PROPERTY, FURNITURE, AND EQUIPMENT	297	286
DUE FROM CONTRIBUTORS	-	11,263
OTHER ASSETS	1,971	1,791
TOTAL	$ 13,764	$ 20,675
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES	$ 3,578	$ 3,267
UNCOMMITTED BALANCES (ADBISF-2)	10,186	17,408
TOTAL	$ 13,764	$ 20,675

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)		2006	
CHANGES IN UNRESTRICTED NET ASSETS				
REVENUE				
From investments (Notes B & C)		$ 56		$ 10
From other sources - net		4		3
Total		60		13
EXPENSES				
Administrative expenses	$ 6,185		$ 5,746	
Program expenses	1,287	7,472	1,883	7,629
REVENUE LESS THAN EXPENSES		(7,412)		(7,616)
EXCHANGE GAINS (LOSSES) - NET		6		(57)
TRANSLATION ADJUSTMENTS		184		162
DECREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS		(7,222)		(7,511)
NET ASSETS AT BEGINNING OF PERIOD		17,408		16,839
NET ASSETS AT END OF PERIOD		**$ 10,186**		**$ 9,328**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 11,144	$ -
Interest on investments received	55	10
Expenses paid	(7,344)	(7,397)
Others - net	9	52
Net Cash Provided by (Used in) Operating Activities	3,864	(7,335)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(3,094)	(7,359)
Net (payments for) receipts from securities purchased under resale arrangement	(116)	14,895
Net Cash (Used in) Provided by Investing Activities	(3,210)	7,536
Effect of Exchange Rate Changes on Due from Banks	(362)	126
Net Increase in Due from Banks	292	327
Due from Banks at Beginning of Period	696	699
Due from Banks at End of Period	$ 988	$ 1,026

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2007 and 2006
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2006 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine-month periods ended 30 September 2007 and 2006 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. To date, only contributions from Japan have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investment securities held as of 30 September 2007 and 31 December 2006 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value. Time deposits are reported at cost which is a reasonable estimate of fair value.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2007 including receivable for securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.565% (0.098% - 2006).

NOTE D - SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADBISF accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities received under resale arrangement are not recorded on ADBISF's balance sheet nor repledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 September (Unaudited)	31 December
DUE FROM BANKS	$ 32,174	$ 283
INVESTMENTS (Note C)	384,258	474,185
ACCRUED INCOME	632	761
ADVANCES FOR GRANTS	57,716	41,900
TOTAL	$ 474,780	$ 517,129
LIABILITIES AND UNCOMMITTED BALANCES		
PAYABLE TO OCR	$ 190	$ 253
UNDISBURSED COMMITMENTS (Note D)	438,539	497,394
UNCOMMITTED BALANCES (ATF-2), represented by: Unrestricted net assets	36,051	19,482
TOTAL	$ 474,780	$ 517,129

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 17,549	$ 18,731
From other sources	202	59
Total	17,751	18,790
EXPENSES		
Grants (Note D)	(34)	-
Administrative expenses	1,211	616
Financial expenses	1	1
Total	1,178	617
REVENUE IN EXCESS OF EXPENSES	16,573	18,173
TRANSFER TO ORDINARY CAPITAL RESOURCES	-	(10,000)
NET EXCHANGE LOSSES	(4)	(20)
INCREASE IN NET ASSETS	16,569	8,153
NET ASSETS AT BEGINNING OF PERIOD	19,482	6,344
NET ASSETS AT END OF PERIOD	$ 36,051	$ 14,497

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 17,677	$ 17,764
Net cash received from other activities	198	40
Grants disbursed	(74,638)	(28,537)
Transfer to Ordinary Capital Resources	-	(10,000)
Administrative expenses paid	(1,273)	(536)
Financial expenses paid	(1)	(1)
Net Cash Used In Operating Activities	(58,037)	(21,270)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Investments	89,928	25,746
Net Increase in Due from Banks	31,891	4,476
Due from Banks at Beginning of Period	283	553
Due from Banks at End of Period	$ 32,174	$ 5,029

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-month Periods Ended 30 September 2007 and 2006
(Unaudited)

NOTE A - NATURE OF OPERATIONS AND INTERIM REPORT

The Asian Tsunami Fund (ATF) was established on 11 February 2005 in response to the special circumstances surrounding the developing member countries (DMCs) that were stricken by the effects of the tsunami on 26 December 2004. The purpose of the Fund is to provide emergency grant financing promptly and effectively to affected DMCs in the form of technical assistance and investment projects to support reconstruction, rehabilitation and associated development activities following the tsunami disaster.

ATF will serve as a dedicated source of grant financing to support priority rehabilitation and reconstruction needs on a multi-sector basis. Resources from the Fund will be available to central governments and other suitable entities, including non-governmental organizations.

ATF's resources may consist of allocations from ordinary capital resources (OCR) and contributions from bilateral, multilateral and transfer of individual sources.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements of ATF are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investments held as of 30 September 2007 and 31 December 2006 comprised of holdings in time deposits denominated in United States dollar and are reported at cost which is a reasonable estimate of fair value.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2007, based on the portfolio held at the beginning and end of each month, was 5.35% (4.91% - 2006).

NOTE D - GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the project or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed commitment is accordingly eliminated. During the nine-month period ended 30 September 2007, an amount of $34,000 (nil-2006) was thus written back. Total undisbursed commitments are denominated in United States dollars and represent effective grant for projects, which have not been disbursed.

ASIAN DEVELOPMENT BANK - PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2007 and 31 December 2006
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 September (Unaudited)	31 December
DUE FROM BANKS	$ 4,551	$ 1,618
INVESTMENTS (Note C)	44,045	35,280
ACCRUED INCOME	90	65
DUE FROM CONTRIBUTORS	10,762	11,293
ADVANCES FOR GRANTS	666	290
TOTAL	**$ 60,114**	**$ 48,546**
LIABILITIES AND UNCOMMITTED BALANCES		
PAYABLE TO OCR	$ 0	$ -
UNDISBURSED COMMITMENTS (Note D)	43,674	42,500
UNCOMMITTED BALANCES (PEF-2), represented by: Unrestricted net assets	16,440	6,046
TOTAL	**$ 60,114**	**$ 48,546**

0 Less than $500.
The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK - PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine-Month Periods Ended 30 September 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note E)	$ 9,404	$ 15,036
REVENUE		
From investments (Note C)	1,686	1,151
From other sources	156	67
Total	11,246	16,254
EXPENSES		
Grants (Note D)	2,000	80,000
Administrative expenses	37	1,306
Total	2,037	81,306
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	9,209	(65,052)
NET EXCHANGE GAINS (LOSSES)	1,185	(60)
NET INCREASE (DECREASE) IN NET ASSETS	10,394	(65,112)
NET ASSETS AT BEGINNING OF PERIOD	6,046	85,497
NET ASSETS AT END OF PERIOD	**$ 16,440**	**$ 20,385**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK - PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine-Month Periods Ended 30 September 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007 (Unaudited)	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 11,110	$ 10,382
Interest on investments received	1,661	1,191
Net cash received from other activities	156	67
Grant disbursed	(1,203)	(65,290)
Administrative expenses paid	(36)	(1,306)
Net Cash Provided by (Used in) Operating Activities	11,688	(54,956)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(8,743)	56,955
Effect of Exchange Rate Changes on Due from Banks	(12)	-
Net Increase in Due from Banks	2,933	1,999
Due from Banks at Beginning of Period	1,618	200
Due from Banks at End of Period	$ 4,551	$ 2,199

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK - PAKISTAN EARTHQUAKE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine-Month Periods Ended 30 September 2007 and 2006
(Unaudited)

NOTE A - NATURE OF OPERATIONS AND INTERIM REPORT

The Pakistan Earthquake Fund (PEF) was established on 14 November 2005 in response to the special circumstances confronted by Pakistan resulting from the effects of an earthquake on 8 October 2005. The objective of the PEF is to deliver emergency grant financing promptly and effectively to Pakistan for technical assistance and investment projects to support reconstruction, rehabilitation, and associated development activities.

PEF resources will be available to the Government of Pakistan and other suitable entities acceptable to the Government of Pakistan and ADB, including, where appropriate, non-government organizations.

PEF's resources may consist of contributions from ADB and other contributions from bilateral, multilateral, and other sources.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investments held as of 30 September 2007 and 31 December 2006 comprised of holdings in time deposits and are reported at cost which is a reasonable estimate of fair value.

The annualized rate of return on the average investments held during the nine-month period ended 30 September 2007, based on the portfolio held at the beginning and end of each month, was 5.84% (5.19% - 2006).

NOTE D - GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the project or cancellation of a grant, any undisbursed amount is written back as a

reduction in grants for the period and the corresponding undisbursed commitment is accordingly eliminated. Total undisbursed commitments are denominated in United States dollars and represent effective grant for projects, which have not been disbursed.

NOTE E - CONTRIBUTIONS

In February 2007, the Government of the Kingdom of Belgium deposited an Instrument of Contribution, which undertakes to make contributions to the PEF a maximum amount of €9,924,000, through a debt-for-development swap arrangement with Pakistan. Under this arrangement, Pakistan shall transfer to the PEF as Belgium's contribution, an equivalent rupee amount corresponding to the net present value of the debt to be cancelled in three installments. Belgium's contribution shall be limited to the actual amount received by the Fund. The first installment of $4.4 million equivalent was received on 29 March 2007. The remaining installments are expected to be paid within the next six months.

Moreover, PEF received $5,000,000 as the second installment of the $20,000,000 total contribution committed by the Government of Norway in 2006 under the same arrangement.

ASIAN DEVELOPMENT BANK - REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2007
Expressed in Thousands of United States Dollars (Note B)

		30 September (Unaudited)
ASSETS		
DUE FROM BANKS (Note B)	$	1,013
INVESTMENTS (Note C)		39,614
ACCRUED INCOME		103
TOTAL	**$**	**40,730**
UNCOMMITTED BALANCES		
UNDISBURSED COMMITMENTS (Note D)	$	450
UNCOMMITTED BALANCES (RCIF-2), represented by: Unrestricted net assets		40,280
TOTAL	**$**	**40,730**

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK - REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Period 26 February to 30 September 2007
Expressed in Thousands of United States Dollars (Note B)

		30 September (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note E)		$ 40,000
REVENUE		
From Investments (Note C)	$ 717	
From other sources	13	730
		40,730
EXPENSES		
Technical Assistance (Note D)		450
NET ASSETS AT END OF PERIOD		$ 40,280

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK - REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Period 26 February to 30 September 2007
Expressed in Thousands of United States Dollars (Note B)

		30 September (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$	40,000
Interest on investments received		614
Cash received from other activities		13
Cash Provided by Operating Activities		40,627
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Investments		(39,614)
Due from Banks at End of Period	$	1,013

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK - REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Period 26 February to 30 September 2007
(Unaudited)

NOTE A - NATURE OF OPERATIONS AND INTERIM REPORT

The Regional Cooperation and Integration Fund (RCIF), together with Regional Cooperation and Integration (RCI)Trust Funds, was established on 26 February 2007 under the "umbrella" of Regional Cooperation and Integration Financing Partnership Facility (RCIFPF), in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. Its main objective is to enhance regional cooperation and integration in Asia and the Pacific by facilitating the pooling and provision of additional financial and knowledge resources to support RCI activities.

Financial assistance will be provided in the form of untied grants for technical assistance (TA), including advisory, project preparatory, and regional TA.

RCIF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

NOTE C – INVESTMENTS

All investments held are in time deposits denominated in United States dollar and are reported at cost which is the reasonable estimate of fair value.

The annualized rate of return on the average investments held during the period ended 30 September 2007, based on the portfolio held at the beginning and end of each month, was 5.34%.

NOTE D - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. Total undisbursed commitments are denominated in United States dollars and represent effective TA for projects, which have not been disbursed.

NOTE E - CONTRIBUTIONS

In May 2007, the Board of Governors approved the allocation of $40,000,000 to the RCIF from the 2006 OCR net income.

END